Exhibit 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	FEBRUARY 28 (29),
	2005	2006	2007	2008	2009
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(63,146)	$(34,090)	$10,232	$(14,992)	$(358,388)
Add:
Fixed charges	51,064	82,236	54,723	46,723	37,059
Amortization of capitalized interest	74	74	74	37	—
Less:
Preferred stock dividends	8,984	8,984	8,984	8,984	8,933

Earnings	$(20,992)	$39,236	$56,045	$22,784	$(330,262)

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$39,690	$70,586	$43,160	$34,837	$25,551
Portion of rents representative of the interest factor	2,390	2,666	2,579	2,902	2,575
Preferred stock dividends	8,984	8,984	8,984	8,984	8,933

Fixed Charges	$51,064	$82,236	$54,723	$46,723	$37,059

Ratio of Earnings to Fixed Charges	N/A	N/A	1.0	N/A	N/A

Deficiency	$72,056	$43,000	$—	$23,939	$367,321